HAECO

Our Ref.: CSA/CPA12/24

22nd November 2005

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance [redacted]
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose the following documents of the Company for your attention:

(a) Notice of Extraordinary General Meeting which was published today in Hong Kong in The Standard; and

(b) Two copies of the Circular to Shareholders and Proxy Form.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\24\ltr_2005

The Standard Tuesday, November 22, 2005

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of Hong Kong Aircraft Engineering Company Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 9th December 2005 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT:

1. the entering into of the HAECO Service Agreement by the Company, the entering into of the TAECO Service Agreement and the TAECO Line Maintenance Agreement by TAECO (copies of which agreements have been produced to the meeting marked "A", "B" and "C" respectively and signed by the chairman of the meeting for the purpose of identification), the Transactions and the Annual Caps set out below be and are hereby approved (terms defined in the circular to shareholders of the Company dated 22nd November 2005 having the same meanings when used in this resolution):

For the year ending 31st December:

(HK$ million)	2006	2007
HAECO Services	1,155	1,234
TAECO Main and LM Services	350	394

By order of the Board

Margaret Yu
Secretary

Hong Kong, 22nd November 2005

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjourned meeting thereof.
3. The vote at the Extraordinary General Meeting will be taken by poll.
4. As at the date of this notice, the Directors of the Company are:
   Executive Directors: D.M. Turnbull (Chairman), J.C.G. Bremridge, P.K. Chan, J.R. Gibson, M. Hayman;
   Non-Executive Directors: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler; and
   Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, and L.K.K. Leong.
5. The circular to shareholders is also available on the Company's website: http://www.haeco.com.

SWIRE

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Aircraft Engineering Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

Continuing Connected Transactions with CX

Independent financial adviser: ING Bank N.V.

HAECO

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on page 9 of this circular. A letter from ING Bank N.V., the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 10 to 21 of this circular.

A notice convening the EGM to be held on 9th December 2005 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong is set out on page 26 of this circular. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

22nd November 2005

In this circular the following expressions have the following meanings unless the context requires otherwise:

Agreements	The HAECO Service Agreement, TAECO Service Agreement and TAECO Line Maintenance Agreement, the particulars of which are set out in the section entitled "The Agreements" in the letter from the Board contained in this circular.
Annual Caps	The proposed annual limits for the value of the Transactions as set forth in this circular.
BM Services	Comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.
Board	The board of Directors.
CAO Services	Component and avionics overhaul services to a range of aircraft components such as mechanical, hydraulic and avionics equipment.
Cathay Pacific or CX	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services. It owns 27.45% of the issued share capital of HAECO.
Directors	The directors of HAECO.
EGM	The extraordinary general meeting of the Company to be held for the purposes of considering and, if thought fit, approving the Agreements and the Transactions (including the Annual Caps).
Engineering Services	Services in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between CX and HAECO Group.
Group	HAECO and its subsidiaries.
HAECO or Company	Hong Kong Aircraft Engineering Company Limited, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
HKIA	Hong Kong International Airport.
Independent Board Committee	An Independent Committee of the Board of Directors comprising R.E. Adams, J.S. Dickson Leach and L.K.K. Leong, all being independent non-executive Directors.
Independent Financial Adviser	ING Bank N.V.

Independent Shareholders	Shareholders of HAECO apart from CX and Swire and their associates.
Latest Practicable Date	16th November 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
LM Services	Line maintenance services covering transit and overnight servicing as well as progressive maintenance checks up to "A" checks including defect rectification. Also includes non-technical services such as aircraft towing, water/toilet servicing, exterior aircraft washing/waxing and cabin cleaning and ground equipment support.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
Services	The services provided by HAECO and/or TAECO to CX pursuant to the Agreements.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Swire	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
TAECO	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the People's Republic of China, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Transactions	The continuing connected transactions contemplated in the Agreements.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)

Executive Directors
D.M. Turnbull (Chairman)
P.K. Chan
J.R. Gibson
M. Hayman
J.C.G. Bremridge

Non- Executive Directors
D.G. Cridland
D.C.Y. Ho
P.A. Johansen
A.N. Tyler

Independent Non-Executive Directors
R.E. Adams
J.S. Dickson Leach
L.K.K. Leong

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

To the Shareholders

22nd November 2005

Dear Sir or Madam,

Continuing Connected Transactions with CX

INTRODUCTION

Reference is made to the Company's announcement dated 10th November 2005 regarding the Agreements entered into by the Company and TAECO with CX on 10th November 2005 and the Transactions.

The purposes of this circular are:

(a) to provide you with further information relating to the Agreements and the Transactions and other information required by the Listing Rules;

(b) to set out the letter of advice from ING Bank N.V. to the Independent Board Committee and the Independent Shareholders and the recommendation and opinion of the Independent Board Committee as advised by ING Bank N.V. in relation to the Transactions; and

(c) to give you notice of the EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps).

The Agreements

On 10th November 2005, HAECO and TAECO entered into the following conditional Agreements:

1. HAECO Service Agreement
   Parties: (i) CX
   (ii) HAECO

   Services to be provided by HAECO to CX ("HAECO Services"):
   - LM Services for aircraft visiting HKIA.
   - BM Services at HKIA.
   - comprehensive stores and logistics support services comprising receiving/inspection, warehousing, distribution, import/export services.
   - material supply.
   - CAO Services.
   - Engineering Services.

2. TAECO Service Agreement
   Parties: (i) CX
   (ii) TAECO

   Services to be provided by TAECO to CX ("TAECO Main Services"):
   - store facilities.
   - material supply.
   - BM Services at Xiamen.
   - Engineering Services.

3. TAECO Line Maintenance Agreement
   Parties: (i) CX
   (ii) TAECO

   Services to be provided by TAECO to CX ("TAECO LM Services"):
   - LM Services for aircraft visiting Xiamen and such other airports as CX and TAECO shall from time to time agree.

The Agreements will expire on 31st December 2007 but may be terminated by either party giving 18 months' prior notice. The Agreements will become effective on 1st January 2006 or such later date on which approval of the Transactions is given by the independent shareholders of CX and HAECO in accordance with the requirements of rule 14A.18 of the Listing Rules.

The terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by CX to HAECO/TAECO within 30 days upon receipt of the invoice.

Pricing Basis and Annual Caps

The Annual Caps for the Agreements have been determined by reference to the actual and forecast payments for the Services made by CX to HAECO and TAECO in the four years ending 31st December 2005 and the nine months ended 30th September 2005 set out below and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 15 aircraft are under firm orders for delivery from 2005 to 2007. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of CX's aircraft fleet.

On the basis of the prices negotiated at an arm's length with CX in respect of the Services, the Directors estimate that the amounts payable under the Agreements for each of the two years ending 31st December 2007 will not exceed the Annual Caps set out below:

For the year ending 31st December (HK$ million):

	2002	2003	2004	2005	2006	2007
	Actual	Actual	Actual	Forecast	Annual Cap	Annual Cap
HAECO Services	871	789	869	873	1,155	1,234
TAECO Main and LM Services	141	182	165	185	350	394

The actual amounts for the period from 1st January to 30th September 2005 were:

HAECO Services	HK$663 million
TAECO Main and LM Services	HK$147 million

Reasons for, and benefits of, the Agreements

The Transactions will form part of the normal commercial activities of HAECO and TAECO in the ordinary course of their businesses and it is expected that they will make substantial contribution to their revenue and profitability. In 2004, sales to CX accounted for 46% of the turnover of the Company and its subsidiaries.

Connection between the parties

CX holds 27.45% of the issued share capital of HAECO and is therefore its substantial shareholder and a connected person of HAECO under the Listing Rules.

Compliance with the Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate Annual Caps of the Agreements will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Independent Board Committee has been constituted to advise the Independent Shareholders in respect of the resolution to approve the Agreements and the Transactions (including the Annual Caps). ING Bank N.V. has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Agreements and the Transactions (including the Annual Caps).

HAECO will convene the EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps). Voting will be by poll and CX and its substantial shareholder Swire and their associates will abstain from voting.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or when the Agreements are renewed or when there is a material change to the terms of the Agreements.

EGM

There is set out on page 26 a notice convening the EGM to be held on 9th December 2005 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, at which resolutions will be proposed to the Independent Shareholders to approve the Agreements and the Transactions (including the Annual Caps). The vote of the Independent Shareholders at the EGM will be taken by poll.

As at the Latest Practicable Date, CX held a 27.45% shareholding in HAECO and Swire held a 46.33% shareholding in CX and a 32.42% shareholding in HAECO. In accordance with the Listing Rules, CX and Swire and their associates will abstain from voting on the resolution to approve the Agreements and the Transactions (including Annual Caps) at the EGM.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

Recommendations

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 9 of this circular which contains its recommendation to the Independent Shareholders concerning the Transactions; and (ii) the letter from ING Bank N.V. set out on pages 10 to 21 of this circular which contains their advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions and the principal factors and reasons considered by them in formulating their advice.

Additional information

Your attention is also drawn to the information set out in the appendix to this circular and the notice of the EGM set out in this circular.

By order of the Board
Hong Kong Aircraft Engineering Company Limited
David Turnbull
Chairman

22nd November 2005

To the Independent Shareholders

Dear Sir or Madam,

Continuing Connected Transactions with CX

We refer to the circular dated 22nd November 2005 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Agreements and the Transactions (including the Annual Caps) and to advise the Independent Shareholders whether, in our opinion, such terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole. ING Bank N.V. has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreements and the Transactions (including the Annual Caps).

We wish to draw your attention to the letter from the Board set out on pages 4 to 8 of the Circular which contains, inter alia, information on the Agreements and the Transactions (including the Annual Caps), and the letter of advice from ING Bank N.V. set out on pages 10 to 21 of the Circular which contains its advice in respect of the terms of the Agreements and the Transactions (including the Annual Caps).

Having taken into account the advice of ING Bank N.V., we consider that the terms of the Agreements and the Transactions (including the Annual Caps) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
The Independent Board Committee
R.E. Adams
J.S. Dickson Leach
L.K.K. Leong
Independent Non-Executive Directors

The following is the text of a letter received from ING Bank N.V. setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transactions for inclusion in this Circular.

ING Bank N.V.

22nd November 2005

To the Independent Board Committee and the Independent Shareholders of
Hong Kong Aircraft Engineering Company Limited

Dear Sirs,

Continuing Connected Transactions with CX

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transactions contemplated under the Agreements, details of which are set out in a circular (the "Circular") to the Shareholders dated 22nd November 2005. This letter sets out our evaluation of the terms of the Transactions contemplated under the Agreements and our recommendations thereon, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

As set out in the letter from the Board contained in this Circular, HAECO and TAECO entered into the Agreements with CX on 10th November 2005, namely: (i) HAECO Service Agreement; (ii) TAECO Service Agreement; and (iii) TAECO Line Maintenance Agreement. Details of the Agreements are, among other things, further described on pages 4 to 8 of the Circular.

CX holds an interest of 27.45% in the issued share capital of HAECO and is therefore its substantial shareholder and a connected person of HAECO under the Listing Rules. TAECO is held 54.6% by HAECO and is therefore a non-wholly owned subsidiary of HAECO. As the respective amount of the Transactions exceed HK$10 million, and as the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate Annual Caps of the Transactions will, on an annual basis, be more than 2.5%, the Transactions contemplated under the Agreements entered into between HAECO, TAECO and CX constitute non-exempt continuing connected transactions pursuant to the Listing Rules and the Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35. As such, HAECO will convene an EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps). Voting will be by poll, and CX and its substantial shareholder Swire and their associates (as defined under the Listing Rules) will abstain from voting.

ING Bank N.V. is independent from and not connected with HAECO or any of its substantial shareholders, directors or chief executive, or any of their respective associates, and is accordingly qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by HAECO in relation to the Transactions contemplated under the Agreements, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Agreements as contemplated. We do not, by this letter, warrant the merits of the Transactions contemplated under the Agreements, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the terms of the Transactions contemplated under the Agreements are fair and reasonable, and that the entering into of the Transactions is on normal commercial terms, in the ordinary and usual course of business, fair and reasonable, and is in the interests of HAECO and the Shareholders as a whole.

In formulating our recommendation, we have relied on the statements, information and representation provided by the management of HAECO. We have assumed that all such statements, information and representations contained or referred to in the Circular provided by the management of HAECO and for which the Directors have collectively and individually accepted full responsibility, are true, accurate, and complete in all material respects at the time they were made and continue to be so at the date hereof.

We have also relied on our discussions with the Directors and members of the management of HAECO regarding the information and representations contained in the Circular. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular. The Directors have further confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading in any material respects.

We consider that we have reviewed sufficient information to reach an informed view and to justify relying on the accuracy of the information contained in the Circular to provide a reasonable basis for our advice. We are not aware of, and have no reason to suspect that, any facts or circumstances which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by HAECO, or conducted any in-depth investigation into the business and affairs of the Group and their respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion regarding the terms of the Agreements and the Transactions (including the Annual Caps), we have considered the following principal factors and reasons:

i. Background

a. Historical relationship between HAECO, TAECO and CX

As advised by HAECO, HAECO and TAECO have a long and successful relationship with CX in the aviation industry. CX's fleet has been maintained by HAECO for over 55 years and also by TAECO since 1996. As advised by CX, HAECO performs all LM Services for CX aircraft visiting HKIA while TAECO performs all LM Services for CX aircraft (including A330, A340, B747 and B777) at Gaoqi International Airport in Xiamen, Capital Airport Beijing and Shanghai Pudong International Airport. Base maintenance of CX aircraft is predominantly performed by HAECO and TAECO. A significant portion of CAO Services of CX aircraft is performed by HAECO. The parties enjoy a relationship of strong independence but also interdependence.

A significant portion of the turnover of the Group was generated from CX. As mentioned in the letter from the Board, sales to CX accounted for 46% of the turnover of the Group in 2004. We further reviewed the annual reports of HAECO for the years 2001, 2002 and 2003, and noted that sales to CX accounted for 39%, 43% and 41% of the turnover of the Group, respectively. The Directors estimate sales to CX will account for approximately 36% of HAECO Group's turnover in 2005. The reduction in the percentage of the turnover of the Group generated from CX in 2004 and 2005 is due to the consolidation commencing 15th October 2004 of TAECO, which has a lower percentage of turnover generated from CX.

HAECO and CX previously arranged the various business relationships through a series of agreements, namely LM Services, BM Services, CAO Services and stores and logistics services. The current agreements will expire on 31st December 2005. TAECO and CX also previously arranged the various business relationships through a series of agreements, namely B747-400 BM Services, A330 and A340 BM Services, Stores and Facility Services and LM Services. The agreement for A330 and A340 BM Services expires on 31st December 2005 and the parties have agreed to renew the other agreements at the same time with the Agreements starting from 1st January 2006 or upon approval of the Transactions by independent shareholders of CX and HAECO, whichever is the later.

b. Reasons for, and benefits of, the Agreements

HAECO, TAECO and CX have developed a strong preferred customer and preferred supplier relationship that makes it mutually beneficial to renew the existing agreements from 1st January 2006. As mentioned in the letter from the Board, the Transactions will form part of the normal commercial activities of HAECO and TAECO in their ordinary and usual course of business. The Directors expect that the Transactions will continually make substantial contribution to the revenue and profitability of HAECO and TAECO.

ii. Services to be provided

Pursuant to the Agreements, the following services will be provided by HAECO and TAECO to CX:

a. Under the HAECO Service Agreement, services to be provided by HAECO to CX ("HAECO Services") comprise:

- LM Services for aircraft visiting HKIA

  HAECO will provide LM Services for CX aircraft visiting HKIA. These include transit and overnight servicing as well as progressive maintenance checks up to "A" checks (the routine maintenance check carried out on each aircraft approximately once per month) including defect rectification and other LM Services appropriate for a home based customer. LM Services also include non-technical services such as aircraft towing, water and toilet servicing, exterior aircraft washing and waxing, cabin cleaning and ground equipment support.

- BM Services at HKIA

  HAECO will perform BM Services for CX's current and future fleet at HKIA. These include a comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.

- CAO Services

  HAECO will provide component repair and overhaul services including airframe components, avionics and engines components to CX managed fleet of all series of B747, B777, A330 and A340.

- Stores and logistics support

  HAECO will provide comprehensive stores and logistics support services to CX. These comprise receiving, inspection, warehousing, distribution, import and export services of aircraft spare parts and materials.

- Material supply

  HAECO will provide certain material support on all CX activities related to LM Services and BM Services.

- Engineering Services

  HAECO will provide Engineering Services to CX in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between CX and the Group.

b. Under the TAECO Service Agreement, services to be provided by TAECO to CX ("TAECO Main Services") comprise:

- BM Services at Xiamen

  TAECO will perform BM Services for CX's current and future fleet at Gaoqi International Airport in Xiamen.

- Store facilities

  TAECO will grant the right to CX to occupy and use the store facilities as storage area of spare parts, material and documents.

- Material supply

  TAECO will be responsible for sourcing, replenishment and storage of certain materials and hardware as well as certain tools for CX.

- Engineering Services

  TAECO will provide Engineering Services to CX in support of CX aircraft.

c. Under the TAECO Line Maintenance Agreement, services to be provided by TAECO to CX ("TAECO LM Services") comprise transit support and release certification services on A330, A340, B747 and B777 aircraft for CX's scheduled flights into Xiamen Gaoqi International Airport, Capital Airport Beijing, Pudong International Airport Shanghai and other additional locations which may be added from time to time.

The above services are currently performed by HAECO and TAECO for CX under existing agreements and fall within the principal activities of the Group. As such, the Transactions are in the ordinary and usual course of the business of the Group.

iii. Key terms of the Agreements

a. Term

The Agreements cover a two year period from 1st January 2006 to 31st December 2007 but may be terminated by either party giving 18 months' prior notice. The Agreements shall only become effective on and from the date on which approval of the Transactions is given by the independent shareholders of CX and HAECO in accordance with the requirements of Rule 14A.18 of the Listing Rules, or 1st January 2006, whichever is the later. The long notice period of termination allows HAECO to look for customers to replace CX should the Agreements be terminated.

b. Pricing basis

As mentioned in the letter from the Board, charges for the Services are determined by reference to the respective types of aircraft components and technical standards required.

The following sets out the basis for pricing the Services:

- HAECO Service Agreement

LM Services for aircraft visiting HKIA	Fixed price per aircraft movement
BM Services at HKIA	Time & materials
CAO Services	Time & materials or fixed prices
Stores and logistics support	Monthly fixed prices
Material supply	Materials
Engineering Services	Time

- TAECO Service Agreement

BM Services at Xiamen	Time & materials
Store facilities	Monthly fixed prices
Material supply	Materials
Engineering Services	Time

- TAECO Line Maintenance Agreement

LM Services	Fixed prices for routine packages and time & materials for other work

As advised by the Directors, the pricing basis of the Services under the Agreements is in line with industry standards. Details of pricing basis are set out as follows:

- Time

  Charges are determined by the number of skilled and unskilled manhours booked by HAECO and TAECO. Charges vary depending on the type of work and location.

- Materials

  Charges are determined by adding a percentage mark-up to the costs of materials supplied by HAECO or TAECO.

- Unit or monthly fixed prices

  In respect of LM Services, charges are based on the number of movements or routine packages. Charges vary depending on the location. In respect of

stores and logistics, monthly fixed prices, which vary depending on location, apply. In respect of CAO Services for component overhaul or repair, charges are based on time & materials or fixed prices per unit overhaul.

To form our view on whether the charges of the Services to CX are fair and reasonable so far as the Independent Shareholders are concerned, we compared (i) the charges of the Services set out in the Agreements with those under existing agreements; and (ii) the profitability of Services implied in the Agreements with that of services to independent third parties.

(i) Charges of the Services set out in the Agreements and charges of the services under existing agreements between HAECO, TAECO and CX.

We have been advised by the Directors and observed from our review of the Agreements that the scope of work performed by HAECO and TAECO for CX does not change significantly from the existing agreements, and the charge rates per manhour, the material mark-up and the charges for specific items also do not alter significantly from those under the existing agreements.

However, as advised by the Directors, an important exception is the changing of the pricing basis of LM Services performed in Hong Kong by HAECO from a time & materials basis to a fixed price per aircraft movement basis. Under the Agreements, LM Services under the HAECO Service Agreement will be charged at a fixed price per Hong Kong movement. The Directors consider that the fixed price basis simplifies the contract structure and will allow HAECO to benefit from any efficiency savings that can be achieved over the term of the Agreements.

(ii) Profitability of Services implied in the Agreements and profitability of services to independent third parties

- BM Services

BM Services to CX are no less profitable for HAECO than BM Services for similar work for independent third parties. CX receives preferential access to HAECO's hangar capacity given the substantial volume of work it provides.

- LM Services

LM Services to CX are significantly different from services offered to overseas airlines. With CX being a home based customer, the volume of the business is higher and the scope of services is more comprehensive compared with those services provided to overseas airlines which are of lower volume and transit/turnaround in nature. Accordingly, a simple comparison in profitability between the two types of customers is not appropriate. Nevertheless, based on the information provided by the Company, the LM Services for CX is a profitable business and the Directors have advised us that CX

profitability is in line with industry norms for other home based customers after taking into account the volume of business provided by CX.

- CAO Services

  Profitability for CAO Services varies by component type. HAECO bidding against overseas suppliers of CAO Services is often a very competitive area. Based on the Company's projection for 2006, profitability of CAO Services to CX and other independent third parties are similar for similar components.

c. Payment

Charges payable in respect of Services performed in accordance with LM Services shall be invoiced and paid as follows: (a) the provisional fixed price shall be invoiced in 12 equal installments; (b) reconciliation of the fixed price shall be invoiced annually; and (c) exceptional items, additional charges, and ad hoc charges shall be invoiced monthly and paid within 30 days upon receipt of the invoice.

Charges in respect of: (a) store and logistics services; (b) material supply; (c) CAO Services; (d) BM Services; and (e) Engineering Services shall be paid within 30 days upon receipt of the invoice.

d. Other terms

The Agreements also contain other terms such as the right of subcontracting, force majeure excusable delay, warranties, indemnity and liability, lien, insurance, dispute resolution and governing law.

The Directors have confirmed that the terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, are on normal commercial terms and have been arrived at after arm's length negotiations. It is our understanding from the discussion with the Directors that the executive Directors have compared the Agreements with other similar agreements entered into with independent third parties and concluded that the terms of the Agreements are no more favourable to CX than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of HAECO.

Taking into consideration the above factors, we are of the opinion that the terms of the Agreements are fair and reasonable so far as the Independent Shareholders are concerned.

iv. Annual Caps

As set out in the letter from the Board, on the basis of the prices negotiated at an arm's length with CX in respect of the Services, the Directors estimate that the amounts payable under the Agreements calculated on this basis will not exceed the Annual Caps set out below:

	For the year ending 31st December	
	2006	2007
	HK$ m	HK$ m
HAECO Services	1,155	1,234
TAECO Main and LM Services	350	394

Note: In this letter, HK$ m means HK$ million.

To reach our opinion on whether the Annual Caps are fair and reasonable, we have considered the following factors:

- Basis of the Annual Caps

  The Annual Caps for the Agreements for each of HAECO and TAECO have been determined by reference to the actual and forecast payments for the Services made by CX to HAECO and TAECO in the years 2002, 2003, 2004 and 2005 and the nine months ended 30th September 2005 and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 15 aircraft are under firm orders for delivery from 2005 to 2007. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of CX's aircraft fleet.

- Historical transaction values

  Historical transaction values for the three years ended 31st December 2004 and forecast transaction value for the year ending 31st December 2005 are set out as follows:

	2002	2003	2004	2005
	HK$ m	HK$ m	HK$ m	HK$ m
HAECO Services	871	789	869	873
TAECO Main and LM Services	141	182	165	185

For the nine months ended 30th September 2005, the transaction values for HAECO Services and TAECO Main and LM Services were HK$663 million and HK$147 million, respectively.

- CX's fleet expansion

The following sets out CX's firm orders of aircraft as at 31st December 2002, 2003 and 2004, and as at 30th June 2005:

	As of 31st December			30th June
	2002	2003	2004	2005
Firm orders	7	2	15	10

Sources: CX 2002, 2003 and 2004 annual reports, and 2005 interim report.

We noted that CX's firm orders of aircraft increased significantly as at 31st December 2004 and 30th June 2005. CX took delivery of a new B747-400 freighter, one B777-300, two A330-300 regional passenger aircraft and one used B747-400 in the first half of 2005. As at 30th June 2005, CX's fleet consisted of 81 passenger aircraft and 13 freighters. Furthermore, there were outstanding orders for four more new A330-330s, one B777-300 and five used B747-400 aircraft for delivery from 2005 to 2007. Used B747-400 aircraft will be reconfigured either as freighter or passenger aircraft. In considering the cushion, the Directors have taken into account that used aircraft generally require more scheduled maintenance compared to new aircraft.

- CX's aircraft utilisation and other operating parameters

CX's average aircraft utilisation was 12.1, 11.4 and 12.0 hours per day in the three years ended 31st December 2004, and 12.6 hours per day in the six months ended 30th June 2005. A fourth weekly flight to Perth was added in the first half of 2005; Nagoya has another seven services a week in addition to its existing twice daily schedule and Denpasar a further four. Furthermore, new freighter services to Atlanta and Dallas will commence in November 2005, and a fourth daily non-stop passenger service to London will commence on 1st December 2005.

- Increase of the Annual Caps in 2006 and 2007

We notice that in 2006, the Annual Cap of the HAECO Services represented a 32% increase over the forecast transaction value in 2005. The Annual Cap of TAECO Main and LM Services in 2006 represents an 89% increase over the forecast transaction value in 2005. A cushion of 30% mentioned above is the primary reason for the increase in the Annual Caps of the HAECO Services in 2006. In addition to the cushion, the increase in the Annual Caps of TAECO Main and LM Services in 2006 allows for the much greater variability in heavy maintenance and modification work type done by TAECO. In addition we have been advised by the Directors that CX currently accounts for only about 22% of TAECO's revenue and TAECO is increasing its capacity by 33% with the scheduled opening of a fourth hangar in December 2005. In 2007, the Annual Cap of HAECO Services represents an increase of 7% over that in 2006. The Annual Cap of TAECO Main and LM Services in 2007 represents an increase of 13% over that in 2006. TAECO is scheduled to open a fifth hangar in 2007.

Taking into consideration the above factors, we are of the opinion that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned.

v. **Annual review of the Transactions**

Under the Listing Rules, each year independent non-executive Directors of the Company must review the Transactions and confirm in the Company's annual report and accounts that the Transactions have been entered into:

- in the ordinary and usual course of business of the Group;
- either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to independent third parties; and
- in accordance with the Agreements governing the Transactions on terms that are fair and reasonable and in the interest of the Shareholders as a whole.

HAECO will also be required to comply with all other continuing obligations under the Listing Rules, including its auditors' confirmation that the Transactions have not exceeded the Annual Caps and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or when the Agreements are renewed or when there is a material change to the terms of the Agreements.

We have discussed the above continuing obligations with the management of the Company and have been advised that the Company has implemented sufficient procedures and appropriate measures to govern itself in carrying out the Transactions, thereby safeguarding the interest of the Shareholders.

RECOMMENDATION

Having analysed and considered the principal factors as set out in our letter above, we would draw your attention to the following key factors, which should be read in conjunction with and interpreted in the full context of the Circular, in arriving at our conclusion:

i. HAECO and TAECO have a long and successful relationship with CX in the aviation industry. CX will remain as a major customer of the Group and continue to make a substantial contribution to the revenue and profitability of the Group;

ii. it is mutually beneficial to HAECO, TAECO and CX to renew the existing agreements from 1st January 2006. The Transactions will form part of the normal commercial activities of HAECO and TAECO in the ordinary and usual course of their businesses;

iii. the terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, have been arrived at after arm's length negotiations and are on normal commercial terms;

iv. the Annual Caps have been determined by reference to the actual and forecast payments and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operation parameters; and

v. the Transactions will be subject to the annual review by the independent non-executive Directors who will confirm that the Transactions are carried out in the ordinary and usual course of business of HAECO, on normal commercial terms, and in accordance with the Agreements.

Based on the above, we are of the opinion that the terms of the Agreements are fair and reasonable and that the entering into of the Transactions contemplated under the Agreements in accordance with the terms set out in the Agreements, is in the ordinary and usual course of business, on normal commercial terms, and in the interests of HAECO and the Shareholders as a whole so far as HAECO and the Independent Shareholders are concerned. Accordingly, we would advise the Independent Shareholders, as well as recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolution in respect of the Agreements and the Transactions (including the Annual Caps) to be proposed at the EGM.

Yours faithfully,
For and on behalf of
ING Bank N.V.
Malcolm E.O. Brown
Managing Director

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2004, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of HAECO

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Dr. The Hon. Michael Kadoorie (alternate Director)	Beneficiary and founder of discretionary trust which holds these shares	Long position	3,782,886	2.3%
Dinty Dickson Leach	Beneficial owner	Long position	124,800	0.1%
J. Robert Gibson	Beneficial owner	Long position	28,000	0.02%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of HAECO

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
John Swire & Sons Limited	99,567,103	Long position	59.9%
Swire Pacific Limited	99,567,103*	Long position	59.9%
Cathay Pacific Airways Limited	45,649,686*	Long position	27.4%
Marathon Asset Management Limited	14,985,730	Long position	9.0%

* *Duplication of John Swire & Sons Limited's holding. As at the Latest Practicable Date, the John Swire & Sons Limited group directly or indirectly owned interests in shares of Swire Pacific Limited representing approximately 30% of the issued share capital and approximately 53% of the voting rights; Swire Pacific Limited in turn controlled approximately 46% of Cathay Pacific Airways Limited.*

(c) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
South China Aero Technology Limited	China National Aero Technology Import and Export Corporation	200,000 ordinary shares	40%
Taikoo (Xiamen) Aircraft Engineering Company Limited	Xiamen Aviation Industry Company	10% of registered capital	10%

(d) Other interests of Directors

D.M. Turnbull, J.C.G. Bremridge, D.C.Y. Ho, P.A. Johansen and A.N. Tyler are directors and/or employees of the John Swire & Sons Limited group ("Swire Group"). D.M. Turnbull, D.C.Y. Ho and P.A. Johansen are directors of Swire. D.M. Turnbull, D.G. Cridland and A.N. Tyler are directors of CX, and D.G. Cridland is also an employee of CX. John Swire & Sons Limited, Swire and CX are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and employees of the Swire Group, D.M. Turnbull, J.C.G. Bremridge, D.C.Y. Ho, P.A. Johansen and A.N. Tyler are interested in the JSS Agreement, and in the case of P.A. Johansen also as a shareholder.

(e) Interests in assets

As at the Latest Practicable Date, none of the Directors and the expert whose name is referred to in the paragraph headed "Consent and Expert" in this appendix has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2004, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(f) Service contracts

No Director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONSENT AND EXPERT

ING Bank N.V. has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter as set out in this Circular and references to its name in the form and context in which they respectively appear in this Circular.

QUALIFICATION OF EXPERT

The following is the qualification of the expert which has given its opinion or advice which is contained in this Circular:

Name	ING Bank N.V.
Qualification	A registered institution under the SFO, registered for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities.

As at the Latest Practicable Date, ING Bank N.V. did not have any shareholding interest, directly or indirectly, in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate any person to subscribe for securities in any members of the Group.

DOCUMENT AVAILABLE FOR INSPECTION

Copies of the Agreements are available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 9th December 2005.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of Hong Kong Aircraft Engineering Company Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 9th December 2005 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT:

1. the entering into of the HAECO Service Agreement by the Company, the entering into of the TAECO Service Agreement and the TAECO Line Maintenance Agreement by TAECO (copies of which agreements have been produced to the meeting marked "A", "B" and "C" respectively and signed by the chairman of the meeting for the purpose of identification), the Transactions and the Annual Caps set out below be and are hereby approved (terms defined in the circular to shareholders of the Company dated 22nd November 2005 having the same meanings when used in this resolution):

   For the year ending 31st December:

(HK$ million)	2006	2007
HAECO Services	1,155	1,234
TAECO Main and LM Services	350	394

By order of the Board
Margaret Yu
Secretary

Hong Kong, 22nd November 2005

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjourned meeting thereof.

3. The vote at the Extraordinary General Meeting will be taken by poll.

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Aircraft Engineering Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

Continuing Connected Transactions with CX

Independent financial adviser: ING Bank N.V.

HAECO

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on page 9 of this circular. A letter from ING Bank N.V., the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 10 to 21 of this circular.

A notice convening the EGM to be held on 9th December 2005 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong is set out on page 26 of this circular. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

22nd November 2005

In this circular the following expressions have the following meanings unless the context requires otherwise:

Agreements	The HAECO Service Agreement, TAECO Service Agreement and TAECO Line Maintenance Agreement, the particulars of which are set out in the section entitled "The Agreements" in the letter from the Board contained in this circular.
Annual Caps	The proposed annual limits for the value of the Transactions as set forth in this circular.
BM Services	Comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.
Board	The board of Directors.
CAO Services	Component and avionics overhaul services to a range of aircraft components such as mechanical, hydraulic and avionics equipment.
Cathay Pacific or CX	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services. It owns 27.45% of the issued share capital of HAECO.
Directors	The directors of HAECO.
EGM	The extraordinary general meeting of the Company to be held for the purposes of considering and, if thought fit, approving the Agreements and the Transactions (including the Annual Caps).
Engineering Services	Services in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between CX and HAECO Group.
Group	HAECO and its subsidiaries.
HAECO or Company	Hong Kong Aircraft Engineering Company Limited, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
HKIA	Hong Kong International Airport.
Independent Board Committee	An Independent Committee of the Board of Directors comprising R.E. Adams, J.S. Dickson Leach and L.K.K. Leong, all being independent non-executive Directors.
Independent Financial Adviser	ING Bank N.V.

Independent Shareholders	Shareholders of HAECO apart from CX and Swire and their associates.
Latest Practicable Date	16th November 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
LM Services	Line maintenance services covering transit and overnight servicing as well as progressive maintenance checks up to "A" checks including defect rectification. Also includes non-technical services such as aircraft towing, water/toilet servicing, exterior aircraft washing/waxing and cabin cleaning and ground equipment support.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
Services	The services provided by HAECO and/or TAECO to CX pursuant to the Agreements.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Swire	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
TAECO	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the People's Republic of China, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Transactions	The continuing connected transactions contemplated in the Agreements.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)

Executive Directors
D.M. Turnbull (Chairman)
P.K. Chan
J.R. Gibson
M. Hayman
J.C.G. Bremridge

Non- Executive Directors
D.G. Cridland
D.C.Y. Ho
P.A. Johansen
A.N. Tyler

Independent Non-Executive Directors
R.E. Adams
J.S. Dickson Leach
L.K.K. Leong

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

To the Shareholders

22nd November 2005

Dear Sir or Madam,

Continuing Connected Transactions with CX

INTRODUCTION

Reference is made to the Company's announcement dated 10th November 2005 regarding the Agreements entered into by the Company and TAECO with CX on 10th November 2005 and the Transactions.

The purposes of this circular are:

(a) to provide you with further information relating to the Agreements and the Transactions and other information required by the Listing Rules;

(b) to set out the letter of advice from ING Bank N.V. to the Independent Board Committee and the Independent Shareholders and the recommendation and opinion of the Independent Board Committee as advised by ING Bank N.V. in relation to the Transactions; and

(c) to give you notice of the EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps).

The Agreements

On 10th November 2005, HAECO and TAECO entered into the following conditional Agreements:

1. HAECO Service Agreement
   Parties: (i) CX
   (ii) HAECO

   Services to be provided by HAECO to CX ("HAECO Services"):
   - LM Services for aircraft visiting HKIA.
   - BM Services at HKIA.
   - comprehensive stores and logistics support services comprising receiving/inspection, warehousing, distribution, import/export services.
   - material supply.
   - CAO Services.
   - Engineering Services.

2. TAECO Service Agreement
   Parties: (i) CX
   (ii) TAECO

   Services to be provided by TAECO to CX ("TAECO Main Services"):
   - store facilities.
   - material supply.
   - BM Services at Xiamen.
   - Engineering Services.

3. TAECO Line Maintenance Agreement
   Parties: (i) CX
   (ii) TAECO

   Services to be provided by TAECO to CX ("TAECO LM Services"):
   - LM Services for aircraft visiting Xiamen and such other airports as CX and TAECO shall from time to time agree.

The Agreements will expire on 31st December 2007 but may be terminated by either party giving 18 months' prior notice. The Agreements will become effective on 1st January 2006 or such later date on which approval of the Transactions is given by the independent shareholders of CX and HAECO in accordance with the requirements of rule 14A.18 of the Listing Rules.

The terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by CX to HAECO/TAECO within 30 days upon receipt of the invoice.

Pricing Basis and Annual Caps

The Annual Caps for the Agreements have been determined by reference to the actual and forecast payments for the Services made by CX to HAECO and TAECO in the four years ending 31st December 2005 and the nine months ended 30th September 2005 set out below and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 15 aircraft are under firm orders for delivery from 2005 to 2007. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of CX's aircraft fleet.

On the basis of the prices negotiated at an arm's length with CX in respect of the Services, the Directors estimate that the amounts payable under the Agreements for each of the two years ending 31st December 2007 will not exceed the Annual Caps set out below:

For the year ending 31st December (HK$ million):

	2002	2003	2004	2005	2006	2007
	Actual	Actual	Actual	Forecast	Annual Cap	Annual Cap
HAECO Services	871	789	869	873	1,155	1,234
TAECO Main and LM Services	141	182	165	185	350	394

The actual amounts for the period from 1st January to 30th September 2005 were:

HAECO Services	HK$663 million
TAECO Main and LM Services	HK$147 million

Reasons for, and benefits of, the Agreements

The Transactions will form part of the normal commercial activities of HAECO and TAECO in the ordinary course of their businesses and it is expected that they will make substantial contribution to their revenue and profitability. In 2004, sales to CX accounted for 46% of the turnover of the Company and its subsidiaries.

Connection between the parties

CX holds 27.45% of the issued share capital of HAECO and is therefore its substantial shareholder and a connected person of HAECO under the Listing Rules.

Compliance with the Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate Annual Caps of the Agreements will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Independent Board Committee has been constituted to advise the Independent Shareholders in respect of the resolution to approve the Agreements and the Transactions (including the Annual Caps). ING Bank N.V. has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Agreements and the Transactions (including the Annual Caps).

HAECO will convene the EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps). Voting will be by poll and CX and its substantial shareholder Swire and their associates will abstain from voting.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or when the Agreements are renewed or when there is a material change to the terms of the Agreements.

EGM

There is set out on page 26 a notice convening the EGM to be held on 9th December 2005 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, at which resolutions will be proposed to the Independent Shareholders to approve the Agreements and the Transactions (including the Annual Caps). The vote of the Independent Shareholders at the EGM will be taken by poll.

As at the Latest Practicable Date, CX held a 27.45% shareholding in HAECO and Swire held a 46.33% shareholding in CX and a 32.42% shareholding in HAECO. In accordance with the Listing Rules, CX and Swire and their associates will abstain from voting on the resolution to approve the Agreements and the Transactions (including Annual Caps) at the EGM.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

Recommendations

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 9 of this circular which contains its recommendation to the Independent Shareholders concerning the Transactions; and (ii) the letter from ING Bank N.V. set out on pages 10 to 21 of this circular which contains their advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions and the principal factors and reasons considered by them in formulating their advice.

Additional information

Your attention is also drawn to the information set out in the appendix to this circular and the notice of the EGM set out in this circular.

By order of the Board
Hong Kong Aircraft Engineering Company Limited
David Turnbull
Chairman

22nd November 2005

To the Independent Shareholders

Dear Sir or Madam,

Continuing Connected Transactions with CX

We refer to the circular dated 22nd November 2005 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Agreements and the Transactions (including the Annual Caps) and to advise the Independent Shareholders whether, in our opinion, such terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole. ING Bank N.V. has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreements and the Transactions (including the Annual Caps).

We wish to draw your attention to the letter from the Board set out on pages 4 to 8 of the Circular which contains, inter alia, information on the Agreements and the Transactions (including the Annual Caps), and the letter of advice from ING Bank N.V. set out on pages 10 to 21 of the Circular which contains its advice in respect of the terms of the Agreements and the Transactions (including the Annual Caps).

Having taken into account the advice of ING Bank N.V., we consider that the terms of the Agreements and the Transactions (including the Annual Caps) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
The Independent Board Committee
R.E. Adams
J.S. Dickson Leach
L.K.K. Leong
Independent Non-Executive Directors

The following is the text of a letter received from ING Bank N.V. setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transactions for inclusion in this Circular.

ING Bank N.V.

22nd November 2005

To the Independent Board Committee and the Independent Shareholders of Hong Kong Aircraft Engineering Company Limited

Dear Sirs,

Continuing Connected Transactions with CX

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transactions contemplated under the Agreements, details of which are set out in a circular (the "Circular") to the Shareholders dated 22nd November 2005. This letter sets out our evaluation of the terms of the Transactions contemplated under the Agreements and our recommendations thereon, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

As set out in the letter from the Board contained in this Circular, HAECO and TAECO entered into the Agreements with CX on 10th November 2005, namely: (i) HAECO Service Agreement; (ii) TAECO Service Agreement; and (iii) TAECO Line Maintenance Agreement. Details of the Agreements are, among other things, further described on pages 4 to 8 of the Circular.

CX holds an interest of 27.45% in the issued share capital of HAECO and is therefore its substantial shareholder and a connected person of HAECO under the Listing Rules. TAECO is held 54.6% by HAECO and is therefore a non-wholly owned subsidiary of HAECO. As the respective amount of the Transactions exceed HK$10 million, and as the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the aggregate Annual Caps of the Transactions will, on an annual basis, be more than 2.5%, the Transactions contemplated under the Agreements entered into between HAECO, TAECO and CX constitute non-exempt continuing connected transactions pursuant to the Listing Rules and the Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35. As such, HAECO will convene an EGM to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps). Voting will be by poll, and CX and its substantial shareholder Swire and their associates (as defined under the Listing Rules) will abstain from voting.

ING Bank N.V. is independent from and not connected with HAECO or any of its substantial shareholders, directors or chief executive, or any of their respective associates, and is accordingly qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by HAECO in relation to the Transactions contemplated under the Agreements, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Agreements as contemplated. We do not, by this letter, warrant the merits of the Transactions contemplated under the Agreements, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the terms of the Transactions contemplated under the Agreements are fair and reasonable, and that the entering into of the Transactions is on normal commercial terms, in the ordinary and usual course of business, fair and reasonable, and is in the interests of HAECO and the Shareholders as a whole.

In formulating our recommendation, we have relied on the statements, information and representation provided by the management of HAECO. We have assumed that all such statements, information and representations contained or referred to in the Circular provided by the management of HAECO and for which the Directors have collectively and individually accepted full responsibility, are true, accurate, and complete in all material respects at the time they were made and continue to be so at the date hereof.

We have also relied on our discussions with the Directors and members of the management of HAECO regarding the information and representations contained in the Circular. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular. The Directors have further confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading in any material respects.

We consider that we have reviewed sufficient information to reach an informed view and to justify relying on the accuracy of the information contained in the Circular to provide a reasonable basis for our advice. We are not aware of, and have no reason to suspect that, any facts or circumstances which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by HAECO, or conducted any in-depth investigation into the business and affairs of the Group and their respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion regarding the terms of the Agreements and the Transactions (including the Annual Caps), we have considered the following principal factors and reasons:

i. Background

a. Historical relationship between HAECO, TAECO and CX

As advised by HAECO, HAECO and TAECO have a long and successful relationship with CX in the aviation industry. CX's fleet has been maintained by HAECO for over 55 years and also by TAECO since 1996. As advised by CX, HAECO performs all LM Services for CX aircraft visiting HKIA while TAECO performs all LM Services for CX aircraft (including A330, A340, B747 and B777) at Gaoqi International Airport in Xiamen, Capital Airport Beijing and Shanghai Pudong International Airport. Base maintenance of CX aircraft is predominantly performed by HAECO and TAECO. A significant portion of CAO Services of CX aircraft is performed by HAECO. The parties enjoy a relationship of strong independence but also interdependence.

A significant portion of the turnover of the Group was generated from CX. As mentioned in the letter from the Board, sales to CX accounted for 46% of the turnover of the Group in 2004. We further reviewed the annual reports of HAECO for the years 2001, 2002 and 2003, and noted that sales to CX accounted for 39%, 43% and 41% of the turnover of the Group, respectively. The Directors estimate sales to CX will account for approximately 36% of HAECO Group's turnover in 2005. The reduction in the percentage of the turnover of the Group generated from CX in 2004 and 2005 is due to the consolidation commencing 15th October 2004 of TAECO, which has a lower percentage of turnover generated from CX.

HAECO and CX previously arranged the various business relationships through a series of agreements, namely LM Services, BM Services, CAO Services and stores and logistics services. The current agreements will expire on 31st December 2005. TAECO and CX also previously arranged the various business relationships through a series of agreements, namely B747-400 BM Services, A330 and A340 BM Services, Stores and Facility Services and LM Services. The agreement for A330 and A340 BM Services expires on 31st December 2005 and the parties have agreed to renew the other agreements at the same time with the Agreements starting from 1st January 2006 or upon approval of the Transactions by independent shareholders of CX and HAECO, whichever is the later.

b. Reasons for, and benefits of, the Agreements

HAECO, TAECO and CX have developed a strong preferred customer and preferred supplier relationship that makes it mutually beneficial to renew the existing agreements from 1st January 2006. As mentioned in the letter from the Board, the Transactions will form part of the normal commercial activities of HAECO and TAECO in their ordinary and usual course of business. The Directors expect that the Transactions will continually make substantial contribution to the revenue and profitability of HAECO and TAECO.

ii. **Services to be provided**

Pursuant to the Agreements, the following services will be provided by HAECO and TAECO to CX:

a. Under the HAECO Service Agreement, services to be provided by HAECO to CX ("HAECO Services") comprise:

- LM Services for aircraft visiting HKIA

  HAECO will provide LM Services for CX aircraft visiting HKIA. These include transit and overnight servicing as well as progressive maintenance checks up to "A" checks (the routine maintenance check carried out on each aircraft approximately once per month) including defect rectification and other LM Services appropriate for a home based customer. LM Services also include non-technical services such as aircraft towing, water and toilet servicing, exterior aircraft washing and waxing, cabin cleaning and ground equipment support.

- BM Services at HKIA

  HAECO will perform BM Services for CX's current and future fleet at HKIA. These include a comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.

- CAO Services

  HAECO will provide component repair and overhaul services including airframe components, avionics and engines components to CX managed fleet of all series of B747, B777, A330 and A340.

- Stores and logistics support

  HAECO will provide comprehensive stores and logistics support services to CX. These comprise receiving, inspection, warehousing, distribution, import and export services of aircraft spare parts and materials.

- Material supply

  HAECO will provide certain material support on all CX activities related to LM Services and BM Services.

- Engineering Services

  HAECO will provide Engineering Services to CX in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between CX and the Group.

b. Under the TAECO Service Agreement, services to be provided by TAECO to CX ("TAECO Main Services") comprise:

- BM Services at Xiamen

  TAECO will perform BM Services for CX's current and future fleet at Gaoqi International Airport in Xiamen.

- Store facilities

  TAECO will grant the right to CX to occupy and use the store facilities as storage area of spare parts, material and documents.

- Material supply

  TAECO will be responsible for sourcing, replenishment and storage of certain materials and hardware as well as certain tools for CX.

- Engineering Services

  TAECO will provide Engineering Services to CX in support of CX aircraft.

c. Under the TAECO Line Maintenance Agreement, services to be provided by TAECO to CX ("TAECO LM Services") comprise transit support and release certification services on A330, A340, B747 and B777 aircraft for CX's scheduled flights into Xiamen Gaoqi International Airport, Capital Airport Beijing, Pudong International Airport Shanghai and other additional locations which may be added from time to time.

The above services are currently performed by HAECO and TAECO for CX under existing agreements and fall within the principal activities of the Group. As such, the Transactions are in the ordinary and usual course of the business of the Group.

iii. Key terms of the Agreements

a. Term

The Agreements cover a two year period from 1st January 2006 to 31st December 2007 but may be terminated by either party giving 18 months' prior notice. The Agreements shall only become effective on and from the date on which approval of the Transactions is given by the independent shareholders of CX and HAECO in accordance with the requirements of Rule 14A.18 of the Listing Rules, or 1st January 2006, whichever is the later. The long notice period of termination allows HAECO to look for customers to replace CX should the Agreements be terminated.

b. Pricing basis

As mentioned in the letter from the Board, charges for the Services are determined by reference to the respective types of aircraft components and technical standards required.

The following sets out the basis for pricing the Services:

- HAECO Service Agreement

LM Services for aircraft visiting HKIA	Fixed price per aircraft movement
BM Services at HKIA	Time & materials
CAO Services	Time & materials or fixed prices
Stores and logistics support	Monthly fixed prices
Material supply	Materials
Engineering Services	Time

- TAECO Service Agreement

BM Services at Xiamen	Time & materials
Store facilities	Monthly fixed prices
Material supply	Materials
Engineering Services	Time

- TAECO Line Maintenance Agreement

LM Services	Fixed prices for routine packages and time & materials for other work

As advised by the Directors, the pricing basis of the Services under the Agreements is in line with industry standards. Details of pricing basis are set out as follows:

- Time

  Charges are determined by the number of skilled and unskilled manhours booked by HAECO and TAECO. Charges vary depending on the type of work and location.

- Materials

  Charges are determined by adding a percentage mark-up to the costs of materials supplied by HAECO or TAECO.

- Unit or monthly fixed prices

  In respect of LM Services, charges are based on the number of movements or routine packages. Charges vary depending on the location. In respect of

stores and logistics, monthly fixed prices, which vary depending on location, apply. In respect of CAO Services for component overhaul or repair, charges are based on time & materials or fixed prices per unit overhaul.

To form our view on whether the charges of the Services to CX are fair and reasonable so far as the Independent Shareholders are concerned, we compared (i) the charges of the Services set out in the Agreements with those under existing agreements; and (ii) the profitability of Services implied in the Agreements with that of services to independent third parties.

(i) Charges of the Services set out in the Agreements and charges of the services under existing agreements between HAECO, TAECO and CX.

We have been advised by the Directors and observed from our review of the Agreements that the scope of work performed by HAECO and TAECO for CX does not change significantly from the existing agreements, and the charge rates per manhour, the material mark-up and the charges for specific items also do not alter significantly from those under the existing agreements.

However, as advised by the Directors, an important exception is the changing of the pricing basis of LM Services performed in Hong Kong by HAECO from a time & materials basis to a fixed price per aircraft movement basis. Under the Agreements, LM Services under the HAECO Service Agreement will be charged at a fixed price per Hong Kong movement. The Directors consider that the fixed price basis simplifies the contract structure and will allow HAECO to benefit from any efficiency savings that can be achieved over the term of the Agreements.

(ii) Profitability of Services implied in the Agreements and profitability of services to independent third parties

- BM Services

  BM Services to CX are no less profitable for HAECO than BM Services for similar work for independent third parties. CX receives preferential access to HAECO's hangar capacity given the substantial volume of work it provides.

- LM Services

  LM Services to CX are significantly different from services offered to overseas airlines. With CX being a home based customer, the volume of the business is higher and the scope of services is more comprehensive compared with those services provided to overseas airlines which are of lower volume and transit/turnaround in nature. Accordingly, a simple comparison in profitability between the two types of customers is not appropriate. Nevertheless, based on the information provided by the Company, the LM Services for CX is a profitable business and the Directors have advised us that CX

profitability is in line with industry norms for other home based customers after taking into account the volume of business provided by CX.

- CAO Services

  Profitability for CAO Services varies by component type. HAECO bidding against overseas suppliers of CAO Services is often a very competitive area. Based on the Company's projection for 2006, profitability of CAO Services to CX and other independent third parties are similar for similar components.

c. Payment

Charges payable in respect of Services performed in accordance with LM Services shall be invoiced and paid as follows: (a) the provisional fixed price shall be invoiced in 12 equal installments; (b) reconciliation of the fixed price shall be invoiced annually; and (c) exceptional items, additional charges, and ad hoc charges shall be invoiced monthly and paid within 30 days upon receipt of the invoice.

Charges in respect of: (a) store and logistics services; (b) material supply; (c) CAO Services; (d) BM Services; and (e) Engineering Services shall be paid within 30 days upon receipt of the invoice.

d. Other terms

The Agreements also contain other terms such as the right of subcontracting, force majeure excusable delay, warranties, indemnity and liability, lien, insurance, dispute resolution and governing law.

The Directors have confirmed that the terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, are on normal commercial terms and have been arrived at after arm's length negotiations. It is our understanding from the discussion with the Directors that the executive Directors have compared the Agreements with other similar agreements entered into with independent third parties and concluded that the terms of the Agreements are no more favourable to CX than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of HAECO.

Taking into consideration the above factors, we are of the opinion that the terms of the Agreements are fair and reasonable so far as the Independent Shareholders are concerned.

iv. Annual Caps

As set out in the letter from the Board, on the basis of the prices negotiated at an arm's length with CX in respect of the Services, the Directors estimate that the amounts payable under the Agreements calculated on this basis will not exceed the Annual Caps set out below:

	For the year ending 31st December	
	2006	2007
	HK$ m	HK$ m
HAECO Services	1,155	1,234
TAECO Main and LM Services	350	394

Note: In this letter, HK$ m means HK$ million.

To reach our opinion on whether the Annual Caps are fair and reasonable, we have considered the following factors:

- Basis of the Annual Caps

  The Annual Caps for the Agreements for each of HAECO and TAECO have been determined by reference to the actual and forecast payments for the Services made by CX to HAECO and TAECO in the years 2002, 2003, 2004 and 2005 and the nine months ended 30th September 2005 and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 15 aircraft are under firm orders for delivery from 2005 to 2007. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled maintenance and reconfiguration of CX's aircraft fleet.

- Historical transaction values

  Historical transaction values for the three years ended 31st December 2004 and forecast transaction value for the year ending 31st December 2005 are set out as follows:

	2002	2003	2004	2005
	HK$ m	HK$ m	HK$ m	HK$ m
HAECO Services	871	789	869	873
TAECO Main and LM Services	141	182	165	185

For the nine months ended 30th September 2005, the transaction values for HAECO Services and TAECO Main and LM Services were HK$663 million and HK$147 million, respectively.

- CX's fleet expansion

The following sets out CX's firm orders of aircraft as at 31st December 2002, 2003 and 2004, and as at 30th June 2005:

	As of 31st December			30th June
	2002	2003	2004	2005
Firm orders	7	2	15	10

Sources: CX 2002, 2003 and 2004 annual reports, and 2005 interim report.

We noted that CX's firm orders of aircraft increased significantly as at 31st December 2004 and 30th June 2005. CX took delivery of a new B747-400 freighter, one B777-300, two A330-300 regional passenger aircraft and one used B747-400 in the first half of 2005. As at 30th June 2005, CX's fleet consisted of 81 passenger aircraft and 13 freighters. Furthermore, there were outstanding orders for four more new A330-330s, one B777-300 and five used B747-400 aircraft for delivery from 2005 to 2007. Used B747-400 aircraft will be reconfigured either as freighter or passenger aircraft. In considering the cushion, the Directors have taken into account that used aircraft generally require more scheduled maintenance compared to new aircraft.

- CX's aircraft utilisation and other operating parameters

CX's average aircraft utilisation was 12.1, 11.4 and 12.0 hours per day in the three years ended 31st December 2004, and 12.6 hours per day in the six months ended 30th June 2005. A fourth weekly flight to Perth was added in the first half of 2005; Nagoya has another seven services a week in addition to its existing twice daily schedule and Denpasar a further four. Furthermore, new freighter services to Atlanta and Dallas will commence in November 2005, and a fourth daily non-stop passenger service to London will commence on 1st December 2005.

- Increase of the Annual Caps in 2006 and 2007

We notice that in 2006, the Annual Cap of the HAECO Services represented a 32% increase over the forecast transaction value in 2005. The Annual Cap of TAECO Main and LM Services in 2006 represents an 89% increase over the forecast transaction value in 2005. A cushion of 30% mentioned above is the primary reason for the increase in the Annual Caps of the HAECO Services in 2006. In addition to the cushion, the increase in the Annual Caps of TAECO Main and LM Services in 2006 allows for the much greater variability in heavy maintenance and modification work type done by TAECO. In addition we have been advised by the Directors that CX currently accounts for only about 22% of TAECO's revenue and TAECO is increasing its capacity by 33% with the scheduled opening of a fourth hangar in December 2005. In 2007, the Annual Cap of HAECO Services represents an increase of 7% over that in 2006. The Annual Cap of TAECO Main and LM Services in 2007 represents an increase of 13% over that in 2006. TAECO is scheduled to open a fifth hangar in 2007.

Taking into consideration the above factors, we are of the opinion that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned.

v. Annual review of the Transactions

Under the Listing Rules, each year independent non-executive Directors of the Company must review the Transactions and confirm in the Company's annual report and accounts that the Transactions have been entered into:

- in the ordinary and usual course of business of the Group;
- either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to independent third parties; and
- in accordance with the Agreements governing the Transactions on terms that are fair and reasonable and in the interest of the Shareholders as a whole.

HAECO will also be required to comply with all other continuing obligations under the Listing Rules, including its auditors' confirmation that the Transactions have not exceeded the Annual Caps and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or when the Agreements are renewed or when there is a material change to the terms of the Agreements.

We have discussed the above continuing obligations with the management of the Company and have been advised that the Company has implemented sufficient procedures and appropriate measures to govern itself in carrying out the Transactions, thereby safeguarding the interest of the Shareholders.

RECOMMENDATION

Having analysed and considered the principal factors as set out in our letter above, we would draw your attention to the following key factors, which should be read in conjunction with and interpreted in the full context of the Circular, in arriving at our conclusion:

i. HAECO and TAECO have a long and successful relationship with CX in the aviation industry. CX will remain as a major customer of the Group and continue to make a substantial contribution to the revenue and profitability of the Group;

ii. it is mutually beneficial to HAECO, TAECO and CX to renew the existing agreements from 1st January 2006. The Transactions will form part of the normal commercial activities of HAECO and TAECO in the ordinary and usual course of their businesses;

iii. the terms of the Agreements, including the charges for the Services determined by reference to the respective types of aircraft components and technical standards required, have been arrived at after arm's length negotiations and are on normal commercial terms;

iv. the Annual Caps have been determined by reference to the actual and forecast payments and the projections provided by CX in respect of its fleet size, annual aircraft utilisation and other operation parameters; and

v. the Transactions will be subject to the annual review by the independent non-executive Directors who will confirm that the Transactions are carried out in the ordinary and usual course of business of HAECO, on normal commercial terms, and in accordance with the Agreements.

Based on the above, we are of the opinion that the terms of the Agreements are fair and reasonable and that the entering into of the Transactions contemplated under the Agreements in accordance with the terms set out in the Agreements, is in the ordinary and usual course of business, on normal commercial terms, and in the interests of HAECO and the Shareholders as a whole so far as HAECO and the Independent Shareholders are concerned. Accordingly, we would advise the Independent Shareholders, as well as recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolution in respect of the Agreements and the Transactions (including the Annual Caps) to be proposed at the EGM.

Yours faithfully,
For and on behalf of
ING Bank N.V.
Malcolm E.O. Brown
Managing Director

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2004, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of HAECO

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Dr. The Hon. Michael Kadoorie (alternate Director)	Beneficiary and founder of discretionary trust which holds these shares	Long position	3,782,886	2.3%
Dinty Dickson Leach	Beneficial owner	Long position	124,800	0.1%
J. Robert Gibson	Beneficial owner	Long position	28,000	0.02%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of HAECO

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
John Swire & Sons Limited	99,567,103	Long position	59.9%
Swire Pacific Limited	99,567,103*	Long position	59.9%
Cathay Pacific Airways Limited	45,649,686*	Long position	27.4%
Marathon Asset Management Limited	14,985,730	Long position	9.0%

* *Duplication of John Swire & Sons Limited's holding. As at the Latest Practicable Date, the John Swire & Sons Limited group directly or indirectly owned interests in shares of Swire Pacific Limited representing approximately 30% of the issued share capital and approximately 53% of the voting rights; Swire Pacific Limited in turn controlled approximately 46% of Cathay Pacific Airways Limited.*

(c) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
South China Aero Technology Limited	China National Aero Technology Import and Export Corporation	200,000 ordinary shares	40%
Taikoo (Xiamen) Aircraft Engineering Company Limited	Xiamen Aviation Industry Company	10% of registered capital	10%

(d) Other interests of Directors

D.M. Turnbull, J.C.G. Bremridge, D.C.Y. Ho, P.A. Johansen and A.N. Tyler are directors and/or employees of the John Swire & Sons Limited group ("Swire Group"). D.M. Turnbull, D.C.Y. Ho and P.A. Johansen are directors of Swire. D.M. Turnbull, D.G. Cridland and A.N. Tyler are directors of CX, and D.G. Cridland is also an employee of CX. John Swire & Sons Limited, Swire and CX are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and employees of the Swire Group, D.M. Turnbull, J.C.G. Bremridge, D.C.Y. Ho, P.A. Johansen and A.N. Tyler are interested in the JSS Agreement, and in the case of P.A. Johansen also as a shareholder.

(e) Interests in assets

As at the Latest Practicable Date, none of the Directors and the expert whose name is referred to in the paragraph headed "Consent and Expert" in this appendix has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2004, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(f) Service contracts

No Director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONSENT AND EXPERT

ING Bank N.V. has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter as set out in this Circular and references to its name in the form and context in which they respectively appear in this Circular.

QUALIFICATION OF EXPERT

The following is the qualification of the expert which has given its opinion or advice which is contained in this Circular:

Name ING Bank N.V.

Qualification A registered institution under the SFO, registered for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities.

As at the Latest Practicable Date, ING Bank N.V. did not have any shareholding interest, directly or indirectly, in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate any person to subscribe for securities in any members of the Group.

DOCUMENT AVAILABLE FOR INSPECTION

Copies of the Agreements are available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 9th December 2005.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of Hong Kong Aircraft Engineering Company Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 9th December 2005 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT:

1. the entering into of the HAECO Service Agreement by the Company, the entering into of the TAECO Service Agreement and the TAECO Line Maintenance Agreement by TAECO (copies of which agreements have been produced to the meeting marked "A", "B" and "C" respectively and signed by the chairman of the meeting for the purpose of identification), the Transactions and the Annual Caps set out below be and are hereby approved (terms defined in the circular to shareholders of the Company dated 22nd November 2005 having the same meanings when used in this resolution):

For the year ending 31st December:

(HK$ million)	2006	2007
HAECO Services	1,155	1,234
TAECO Main and LM Services	350	394

By order of the Board
Margaret Yu
Secretary

Hong Kong, 22nd November 2005

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjourned meeting thereof.

3. The vote at the Extraordinary General Meeting will be taken by poll.

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HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

FORM OF PROXY for use at the Extraordinary General Meeting

I/We ____

of ____

being a Member/Members of Hong Kong Aircraft Engineering Company Limited, hereby appoint DAVID MUIR TURNBULL of Hong Kong or failing him CHAN PING KIT of Hong Kong or failing him Chairman of the Meeting or (see Note 1) ______________________

of ____

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Friday, 9th December 2005 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof on the undermentioned resolution as indicated:

	For (see Note 2)	Against (see Note 2)
1. Ordinary Resolution		

Number of ordinary shares to which this proxy relates (see Note 3)

Signature ______________________

Dated ______________________ 2005

Notes:

1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with " √ " in the appropriate space opposite the resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to the resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the extraordinary general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.
8. The vote at the Extraordinary General Meeting will be taken by poll.

香港飛機工程有限公司

(於香港註冊成立的有限公司)

(股票代號: 44)

特別股東大會委任代表表格

本人/吾等____

地址爲____

乃香港飛機工程有限公司之股東，茲委任唐寶麟，如其不能出任，或陳炳傑(彼等皆爲香港居民)，如其不能出任，或大會主席，或(附註 1)__________________

地址爲____

爲本人/吾等之代表，代表本人/吾等出席於 2005 年 12 月 9 日(星期五)上午 11 時正在香港金鐘道 88 號太古廣場一座 5 樓太古廣場會議中心舉行之本公司特別股東大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成(附註 2)	反對(附註 2)
1. 普通決議案		

與本委任代表表格有關之普通股數目(附註 3)

簽名: ______________________________

日期: 2005 年______月______日

附註：

1. 如台端擬委任其他人士爲代表(代表毋須爲本公司股東)，則請將上文所列之名字刪除，並在空格中塡寫所欲委任之人士之姓名及地址。
2. 請在決議案旁之空格以「√」表明台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有表明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可自行酌情就於大會上提出之任何其他事項(包括對決議案之修訂)投票或放棄投票。
3. 請在已備之欄內塡上與本委任代表表格有關之普通股數目。如塡上數目，此委任代表表格將被視爲僅與該等股份有關。否則，本表格將被視爲與以台端名義（無論個人或與其他人士聯名）登記之全部本公司普通股有關。
4. 如屬聯名股東，此表格應由於股東名冊上名列首位者簽署。
5. 如爲一間公司，則須在此表格上加蓋公章，或由經正式授權之該公司行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間之前最少 48 小時送達香港皇后大道東 183 號合和中心 46 樓本公司之股份登記處香港中央證券登記有限公司，方爲有效。
7. 無論台端是否擬出席股東週年大會，均請塡寫委任代表表格。台端將委任代表表格塡妥並交回本公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，而在此情況下，此委任代表表格則作廢。
8. 特別股東大會將以投票方式表決。

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

FORM OF PROXY for use at the Extraordinary General Meeting

I/We ____

of ____

being a Member/Members of Hong Kong Aircraft Engineering Company Limited, hereby appoint DAVID MUIR TURNBULL of Hong Kong or failing him CHAN PING KIT of Hong Kong or failing him Chairman of the Meeting or (see Note 1) ______________________________

of ____

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Friday, 9th December 2005 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof on the undermentioned resolution as indicated:

	For (see Note 2)	Against (see Note 2)
1. Ordinary Resolution		

Number of ordinary shares to which this proxy relates (see Note 3)

Signature ______________________________

Dated ______________________________ 2005

Notes:

1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with " √ " in the appropriate space opposite the resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to the resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the extraordinary general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.
8. The vote at the Extraordinary General Meeting will be taken by poll.

香港飛機工程有限公司

(於香港註冊成立的有限公司)

(股票代號: 44)

特別股東大會委任代表表格

本人/吾等____

地址爲____

乃香港飛機工程有限公司之股東，茲委任唐寶麟，如其不能出任，或陳炳傑(彼等皆爲香港居民)，如其不能出任，或大會主席，或(附註 1)____________________

地址爲____

爲本人/吾等之代表，代表本人/吾等出席於 2005 年 12 月 9 日(星期五)上午 11 時正在香港金鐘道 88 號太古廣場一座 5 樓太古廣場會議中心舉行之本公司特別股東大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成(附註 2)	反對(附註 2)
1. 普通決議案		

與本委任代表表格有關之普通股數目(附註 3)

簽名: ____________________

日期: 2005 年______月______日

附註：

1. 如台端擬委任其他人士爲代表(代表毋須爲本公司股東)，則請將上文所列之名字刪除，並在空格中填寫所欲委任之人士之姓名及地址。
2. 請在決議案旁之空格以「√」表明台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有表明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可自行酌情就於大會上提出之任何其他事項(包括對決議案之修訂)投票或放棄投票。
3. 請在已備之欄內填上與本委任代表表格有關之普通股數目。如填上數目，此委任代表表格將被視爲僅與該等股份有關。否則，本表格將被視爲與以台端名義（無論個人或與其他人士聯名）登記之全部本公司普通股有關。
4. 如屬聯名股東，此表格應由於股東名冊上名列首位者簽署。
5. 如爲一間公司，則須在此表格上加蓋公章，或由經正式授權之該公司行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間之前最少 48 小時送達香港皇后大道東 183 號合和中心 46 樓本公司之股份登記處香港中央證券登記有限公司，方爲有效。
7. 無論台端是否擬出席股東週年大會，均請填寫委任代表表格。台端將委任代表表格填妥並交回本公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，而在此情況下，此委任代表表格則作廢。
8. 特別股東大會將以投票方式表決。